Exhibit 99.1

Alibaba Group Announces December Quarter 2020 Results

Hangzhou, China, February 2, 2021 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended December 31, 2020.

“China was the only major economy to achieve positive GDP growth last year. Thanks to the rapid recovery of China’s economy, Alibaba had another very healthy quarter,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “We achieved another successful 11.11 Global Shopping Festival by stimulating consumption, satisfying consumer demands and supporting the business recovery of merchants in response to the impact of the pandemic.  Our cloud computing business continues to expand market leadership and show strong growth, reflecting the massive potential of China’s nascent cloud computing market as well as our years of investment in technology. Looking ahead, we are confident that we will continue to create value for our customers, lead with innovation and make our contributions to society.”

“We delivered another solid quarter, with revenue growth of 37% year-over-year and adjusted EBITDA up 22% year-over-year, while our strong free cash flow enabled us to further invest in strategic areas,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “We are pleased that our Alibaba Cloud business achieved positive adjusted EBITA during the quarter and Cainiao Network was operating cash flow positive.  These progresses reflect our long-term approach to organically incubate and expand businesses from launch to profitability.”

BUSINESS HIGHLIGHTS

In the quarter ended December 31, 2020:

•                  Revenue was RMB221,084 million (US$33,883 million), an increase of 37% year-over-year.

•                  Annual active consumers on our China retail marketplaces reached 779 million for the twelve months period ended December 31, 2020, an increase of 22 million from the twelve months period ended September 30, 2020.

•                  Mobile MAUs on our China retail marketplaces reached 902 million in December 2020, an increase of 21 million over September 2020.

•                  Income from operations was RMB49,002 million (US$7,510 million), an increase of 24% year-over-year.  Adjusted EBITDA, a non-GAAP measurement, increased 22% year-over-year to RMB68,380 million (US$10,480 million). Adjusted EBITA, a non-GAAP measurement, increased 21% year-over-year to RMB61,253 million (US$9,387 million).

•                  Net income attributable to ordinary shareholders was RMB79,427 million (US$12,173 million), and net income was RMB77,977 million (US$11,950 million). Non-GAAP net income was RMB59,207 million (US$9,074 million), an increase of 27% year-over-year.

•                  Diluted earnings per ADS was RMB28.85 (US$4.42) and non-GAAP diluted earnings per ADS was RMB22.03 (US$3.38), an increase of 21% year-over-year. Diluted earnings per share was RMB3.61 (US$0.55 or HK$4.29) and non-GAAP diluted earnings per share was RMB2.75 (US$0.42 or HK$3.27), an increase of 21% year-over-year.

•                  Net cash provided by operating activities was RMB103,208 million (US$15,817 million) and non-GAAP free cash flow was RMB96,210 million (US$14,745 million).

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

BUSINESS AND STRATEGIC UPDATES

Core commerce

China Retail Marketplaces — comprehensive product supply and engaging user experience drive consumer growth and higher purchase frequency

Consumers

In December 2020, our China retail marketplaces had 902 million mobile MAUs. Annual active consumers on our China retail marketplaces was 779 million for the twelve months ended December 31, 2020, representing a quarterly net increase of 22 million. We continue to grow consumer mindshare and wallet share among our users, as reflected in higher purchase frequency from all city tiers.

We continued to increase penetration in less developed areas, reflecting our success in broadening product offering to meet diverse demand.  One of the key drivers of our acquisition of new users and consumers in less developed areas is Taobao Deals (特价版).  During the quarter, Taobao Deals achieved rapid user growth by continuing to expand its value-for-money product supply and focusing on user acquisition initiatives.  Annual active consumers of Taobao Deals reached over 100 million for the twelve months period ended December 31, 2020 and mobile MAUs of Taobao Deals also reached over 100 million in December 2020.

Product Supply

Tmall online physical goods GMV, excluding unpaid orders, grew 19% year-over-year during the December 2020 quarter, supported primarily by rapid growth of the fast-moving consumer goods (FMCG) and home furnishing categories, while growth of the consumer electronics category accelerated year-over-year.  The year-over-year growth rate of Taobao online physical goods GMV, excluding unpaid orders, was robust for the December 2020 quarter, primarily driven by solid growth of the apparel and accessories, home furnishing and consumer electronics categories.

We celebrated the twelfth annual 11.11 Global Shopping Festival in the quarter, featuring a number of key changes in order to better serve brands and enhance consumer experience.  We extended what originally was a one-day festival occurring on November 11 to 11 days, running from November 1 through November 11, 2020. This change created greater opportunities for merchants and brands to increase sales and build engagement and relationships with their customers. The extended festival also enhanced the overall shopping experience of consumers by reducing pressure on logistics demand and ensuring timely order delivery. The new approach yielded strong results, attracting a total of over 250,000 brands and 5 million merchants and generating RMB498.2 billion (US$74.1 billion) in GMV, excluding unpaid orders, during the 11-day campaign, an increase of 26% compared to the same timeframe in 2019.  Over 470 brands achieved more than RMB100 million in sales, showcasing the virtuous cycle effects of digital transformation across our ecosystem.  The shopping festival was also an opportunity for brands to launch new products and build brand awareness.  During the festival this year, there were approximately 30 million new product launches and GMV, excluding unpaid orders, for new products grew strongly by 35% year-over-year.

Tmall Global is the premier platform through which international brands and merchants enter the China market online and build brand awareness.  The number of brands and merchants on the Tmall Global platform as of December 31, 2020 grew over 60% year-over-year.  In order to better connect international brands with Chinese consumers, Tmall Global continued to innovate in its cross-border logistics solutions.  Brands that do not have a physical presence in China can now store inventory in our warehouses located in their home markets, and Tmall Global facilitates export to China when orders are placed.  This service leverages the capabilities and economies of scale of Alibaba’s logistics infrastructure to enable brands to quickly enter the China market while reducing sales uncertainty and controlling costs. Purchases of products warehoused and shipped from overseas by Tmall Global grew rapidly, achieving triple-digit year-over-year growth in GMV, excluding unpaid orders, during the December quarter.

Engagement

During the December quarter, we introduced the Follow (订阅) and Entertain (逛逛) features on the front-page of the Taobao app, which further improved user engagement with brands, merchants, key opinion leaders (KOLs), vloggers and content creators.   On the Follow landing page, consumers can view new products and promotions offered by the stores they follow or in which they have memberships.  This feature is an effective method to enhance consumer loyalty with quality merchants and brands.  By browsing the Entertain channel, consumers can learn about the latest consumption and lifestyle trends as well as follow their favorite KOLs, vloggers and content creators.  During the quarter, page views enabled through Taobao front page recommendations grew strongly by over 90% year-over-year.

Taobao Live is an indispensable branding, marketing and distribution tool that allows consumers to directly interact with brands, merchants and KOLs through livestreaming sessions.  Our own businesses, such as Juhuasuan, Ele.me and Fliggy, are also increasingly leveraging Taobao Live to attract and engage with consumers.  Taobao Live generated over RMB400 billion in GMV for the twelve months ended December 31, 2020.

New Retail — gaining market share in the grocery category using multi-banner and multi-format strategy

In October 2020, we completed our acquisition of a controlling stake in Sun Art Retail Group Limited (“Sun Art”), a leading hypermarket operator in China, and started consolidating Sun Art’s results in our financial statements.  The increased investment in Sun Art will allow us to digitalize its offline traffic, synchronize online and offline channel inventory, broaden supply chain network and increase online purchases.  In the quarter ended December 31, 2020, online purchases, a majority of which was driven by Alibaba’s digital technology, represented 24% of Sun Art’s sales of goods.

Our self-operated grocery retail chain Freshippo (known as “Hema” in Chinese) achieved healthy double-digit same-store sales growth during the quarter as we continued to optimize its product supply and improve customer experience. As of December 31, 2020, we self-operated 246 Freshippo stores in China.  Freshippo will continue to adopt a multi-format and multi-banner expansion strategy by developing new shopping formats and scenarios for consumption of food and beverage and general merchandise.  During the quarter, Freshippo opened its first “X Membership” warehouse store in Shanghai, which features high-quality products at competitive prices that can be purchased only by store members.

Local Consumer Services — fast and high-quality growth of merchants and consumers

Demand for digitalization in the restaurant and service industry remains strong after the impact of the COVID-19 pandemic in China. Ele.me has continued to capture this market opportunity, attracting high-quality merchants by providing digital technology solutions and other value-added services.  The number of registered merchants grew over 30% year-over-year as of December 31, 2020.

Ele.me’s average daily number of paying members in the December quarter grew about 30% year-over-year given the successful upgrade of our membership program and continued onboarding of high-quality merchants.  As part of our New Retail strategy, Ele.me continues to expand its on-demand delivery services to cover a wider range of products in categories such as fresh produce and grocery.  As of December 31, 2020, the number of non-restaurant registered merchants enabled by Ele.me increased by over 80% year-over-year.

Cainiao Network — improving efficiency across the Alibaba ecosystem and the logistics industry in China and internationally

In the December quarter, Cainiao Network revenue grew 51% year-over-year to RMB11,360 million (US$1,741 million), primarily due to the increase in volume of orders fulfilled from our fast growing cross-border and international commerce retail businesses.  Cainiao had positive operating cash flow during the quarter.

Cainiao Network continued to expand both its domestic services and global smart logistics infrastructure by deepening integration with logistics partners as well as offering more products and services.  In China, Cainiao and its partners processed over 2.3 billion orders during the 11.11 Global Shopping Festival while continuing to improve delivery time to enhance consumer experience.  Internationally, Cainiao and its partners continued to invest in smart logistics infrastructure to serve our global merchants and to help alleviate logistics capacity constraints caused by the COVID-19 pandemic.  In December 2020, Cainiao deployed more than 200 international chartered cargo flights for our AliExpress business, which resulted in improved fulfilment efficiency for AliExpress orders and a reduction of average delivery time by 3.5 days for order deliveries from China to international markets.

International — consistent strong growth in Southeast Asia and growth recovery of AliExpress

Lazada — Our Southeast Asian e-commerce platform Lazada continued to achieve robust growth in both buyers and sellers, benefiting from acceleration of digitalization across industries in Southeast Asia.  Lazada recorded another quarter of triple-digit year-over-year order growth despite new waves of the COVID-19 pandemic in many markets where it operates.

AliExpress — Despite logistics disruptions caused by the COVID-19 pandemic in many markets where it operates, AliExpress, in partnership with Cainiao, continued to invest and upgrade its global logistics infrastructure to enhance its cross-border delivery capabilities and efficiency.  These investments have supported an ongoing growth recovery since the trough in the March 2020 quarter.  Excluding the Russia joint venture business, growth in GMV, excluding unpaid orders, has recovered to a pre-COVID pandemic level in the December quarter.

Cloud Computing

Alibaba Cloud empowers the digital transformation of enterprises by providing comprehensive technology solutions and services in the cloud for a wide range of industries.  In the December quarter, cloud computing revenue grew 50% year-over-year to RMB16,115 million (US$2,470 million), primarily driven by robust growth in revenue from customers in the Internet and retail industries and the public sector.  For the first time, Alibaba Cloud achieved positive adjusted EBITA during the quarter due to the realization of economies of scale.

During the 11.11 Global Shopping Festival, Alibaba Cloud provided a highly scalable, reliable and secure public cloud infrastructure, which at its peak processed 583,000 orders per second.  Since we migrated our e-commerce businesses onto the public cloud a year ago, these businesses are now able to seamlessly create, upgrade and deploy on a cloud native approach; and this capability was especially important during the festival, helping us to improve operating efficiency and ensure business continuity.

Alibaba Cloud continues to invest in research and development of leading cloud technologies to help our customers undertake digital transformation and enable the growth of their businesses.  Our proprietary technologies have consistently won recognition from leading research and advisory organizations such as Gartner and Forrester. For example, according to Gartner’s November 2020 report, among the large-scale global cloud providers, Alibaba Cloud is the only Chinese company with the Leader ranking for database management system under Gartner’s Magic Quadrant measurement.

Digital Media and Entertainment

Youku maintained its strong focus on providing a superior user experience and blockbuster content in a wide range of genres.  During the quarter, Youku’s average daily subscriber base increased around 30% year-over-year, driven by the appeal of its original content and continued contribution from the 88VIP membership program.

Alibaba Pictures continued its solid track record in content investment and distribution. For example, Alibaba Pictures invested in and distributed the top three grossing films during the three-day New Year holiday in China, which accounted for over 80% of China box office sales during the period according to Beacon Box Office data. Alibaba Pictures’ popular original dramas, such as Professional Single, also contributed to Youku’s strong subscription growth during the quarter. In addition, Alibaba Pictures enhanced the production capabilities of popular original dramas that are exclusively featured on Youku and increased IP commercialization by content owners on our online marketplaces.

We continued to improve the operational efficiency of our digital media and entertainment businesses through disciplined investment in content and production capability. During the quarter, adjusted EBITA loss for the digital media and entertainment segment narrowed year-over-year.

Cash Flow from Operating Activities and Free Cash Flow

In the December 2020 quarter, net cash provided by operating activities was RMB103,208 million (US$15,817 million), an increase of 7% compared to RMB96,505 million in the same quarter of 2019. Free cash flow, a non-GAAP measurement of liquidity, increased by 23% to RMB96,210 million (US$14,745 million), from RMB78,279 million in the same quarter of 2019, mainly due to our robust profit growth. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Share Repurchase

On December 28, 2020, we announced that our board of directors authorized an upsize of our share repurchase program from US$6 billion to US$10 billion, for a two-year period through the end of 2022. During the quarter ended December 31, 2020, we repurchased approximately 540,000 of our ADSs (or approximately 4.3 million of our ordinary shares) for approximately US$118 million under the share repurchase program. As of December 31, 2020, we had approximately 21.7 billion ordinary shares (equivalent to approximately 2.71 billion ADSs) issued and outstanding.

Anti-monopoly Investigation

On December 24, 2020, Alibaba Group received a notice of an investigation from the State Administration for Market Regulation (“SAMR”) that it had commenced an investigation pursuant to the PRC Anti-monopoly Law.  The investigation is ongoing and we are fully cooperating with the SAMR.  We have established a special taskforce with leaders from our relevant business units to conduct internal reviews. We will continue to actively communicate with the SAMR on compliance with regulatory requirements. We will further update the market when the investigation is concluded.

Update on Ant Group

On November 3, 2020, Ant Group announced the suspension of its proposed dual listings and initial public offering on the Shanghai Stock Exchange STAR board and the Hong Kong Stock Exchange. Due to recent significant changes in the Fintech regulatory environment in China, Ant Group is in the process of developing its rectification plan, which will need to go through the relevant regulatory procedures. Therefore, Ant Group’s business prospects and IPO plans are subject to substantial uncertainties. Currently, we are unable to make a complete and fair assessment of the impact that these changes and uncertainties will have on Alibaba Group. We will update the market once Ant Group has completed the relevant regulatory procedures for its rectification plan.

KEY OPERATIONAL METRICS*

	December 31,	September 30,	December 31,	Net adds
	2019	2020	2020	YoY	QoQ
China Commerce Retail:
Annual active consumers(1) (in millions)	711	757	779	68	22
Mobile monthly active users (MAUs)(2) (in millions)	824	881	902	78	21

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report for the fiscal year ended March 31, 2020.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

DECEMBER QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended December 31,
	2019	2020		YoY %
	RMB	RMB	US$(1)	Change
	(in millions, except percentages and per share amounts)
Revenue	161,456	221,084	33,883	37%

Income from operations	39,560	49,002	7,510	24%
Operating margin	25%	22%
Adjusted EBITDA(2)	55,880	68,380	10,480	22%
Adjusted EBITDA margin(2)	35%	31%
Adjusted EBITA(2)	50,662	61,253	9,387	21%
Adjusted EBITA margin(2)	31%	28%

Net income	50,132	77,977	11,950	56	%(3)
Net income attributable to ordinary shareholders	52,309	79,427	12,173	52	%(3)
Non-GAAP net income(2)	46,493	59,207	9,074	27%

Diluted earnings per share(4)	2.44	3.61	0.55	48	% (3)
Diluted earnings per ADS(4)	19.55	28.85	4.42	48	% (3)
Non-GAAP Diluted earnings per share(2) (4)	2.27	2.75	0.42	21%
Non-GAAP Diluted earnings per ADS(2) (4)	18.19	22.03	3.38	21%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.84164 to HK$1.00, the middle rate on December 31, 2020 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         The year-over-year increase was mainly due to an increase in the net gain arising from increases in the market prices of our equity investments in publicly-traded companies in the quarter ended December 31, 2020.

(4)            Each ADS represents eight ordinary shares.

DECEMBER QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended December 31, 2020
	Core commerce		Cloud computing	Digital media and entertainment(1)	Innovation initiatives and others(1)	Unallocated(2)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	195,541		16,115	8,079	1,349	—	221,084	33,883

Income (Loss) from operations	59,513		(2,044)	(2,387)	(3,454)	(2,626)	49,002	7,510
Add: Share-based compensation expense	4,269		2,063	770	1,439	538	9,079	1,391
Add: Amortization of intangible assets	2,855		5	228	23	61	3,172	486

Adjusted EBITA	66,637	(3)	24	(1,389)	(1,992)	(2,027)	61,253	9,387
Adjusted EBITA margin	34%		0%	(17)%	(148)%		28%

	Three months ended December 31, 2019
	Core commerce	Cloud computing	Digital media and entertainment(1)	Innovation initiatives and others(1)	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	141,475	10,721	8,028	1,232	—	161,456

Income (Loss) from operations	51,347	(1,822)	(4,094)	(2,722)	(3,149)	39,560
Add: Share-based compensation expense	3,863	1,460	364	931	1,212	7,830
Add: Amortization of intangible assets	2,865	6	330	23	48	3,272

Adjusted EBITA	58,075	(356)	(3,400)	(1,768)	(1,889)	50,662
Adjusted EBITA margin	41%	(3)%	(42)%	(144)%		31%

(1)         Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)         Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(3)         Marketplace-based core commerce adjusted EBITA for the quarter ended December 31, 2020 was RMB73,327 million (US$11,238 million). A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

DECEMBER QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended December 31, 2020 was RMB221,084 million (US$33,883 million), an increase of 37% compared to RMB161,456 million in the same quarter of 2019. The increase was mainly driven by the robust revenue growth of our China commerce retail business, which includes the consolidation of Sun Art starting in October 2020, and the strong revenue growth of our cloud computing business. Excluding the consolidation of Sun Art, our revenue would have grown 27% year-over-year.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended December 31,
	2019		2020
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
— Customer management(1)	84,644	52%	101,919	15,620	46%	20%
— Others(2)	25,814	16%	51,760	7,932	23%	101%
	110,458	68%	153,679	23,552	69%	39%
China commerce wholesale	3,365	2%	3,831	587	2%	14%
International commerce retail	7,396	5%	10,158	1,557	5%	37%
International commerce wholesale	2,457	1%	3,762	577	2%	53%
Cainiao logistics services	7,518	5%	11,360	1,741	5%	51%
Local consumer services	7,584	5%	8,348	1,279	4%	10%
Others	2,697	2%	4,403	675	2%	63%
Total core commerce	141,475	88%	195,541	29,968	89%	38%

Cloud computing	10,721	7%	16,115	2,470	7%	50%
Digital media and entertainment(3)	8,028	5%	8,079	1,238	4%	1%
Innovation initiatives and others(3)	1,232	0%	1,349	207	0%	9%
Total	161,456	100%	221,084	33,883	100%	37%

(1)         We presented our commission revenue as part of customer management revenue in order to better reflect our value proposition to merchants on our platforms. Comparative figures were presented in the same manner accordingly.

(2)         “Others” revenue under China commerce retail is primarily generated by our New Retail and direct sales businesses, comprising mainly Sun Art, Tmall Supermarket, Freshippo, direct import and Intime.

(3)         Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Core commerce

•                  China commerce retail business

Revenue from our China commerce retail business in the quarter ended December 31, 2020 was RMB153,679 million (US$23,552 million), an increase of 39% compared to RMB110,458 million in the same quarter of 2019. Customer management revenue grew 20% year-over-year, primarily due to robust growth in revenue from new monetization formats, such as recommendation feeds, an increase in the average unit price per click in search monetization, as well as the 19% year-over-year growth of Tmall online physical goods GMV, excluding unpaid orders.

“Others” revenue under China commerce retail business was RMB51,760 million (US$7,932 million), achieving year-over-year growth of 101% compared to RMB25,814 million in the same quarter of 2019. The increase was primarily driven by the consolidation of Sun Art, as well as the contributions from our direct sales businesses, including Tmall Supermarket and Freshippo.

The proportion of revenue from our direct sales businesses increased this quarter after we began to consolidate Sun Art in October 2020. We expect that the proportion of revenue of our direct sales businesses will continue to increase as we further implement our New Retail strategy.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended December 31, 2020 was RMB3,831 million (US$587 million), an increase of 14% compared to RMB3,365 million in the same quarter of 2019. The increase was primarily due to increases in both average revenue from paying members and the number of paying members on 1688.com.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended December 31, 2020 was RMB10,158 million (US$1,557 million), an increase of 37% compared to RMB7,396 million in the same quarter of 2019. The increase was primarily due to the growth in revenue generated by Lazada and Trendyol.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended December 31, 2020 was RMB3,762 million (US$577 million), an increase of 53% compared to RMB2,457 million in the same quarter of 2019. The increase was primarily due to increases in both the number of paying members and average revenue from paying members on Alibaba.com, as well as an increase in revenue generated by cross-border related value-added services.

•                  Cainiao logistics services

Revenue from Cainiao Network’s logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB11,360 million (US$1,741 million) in the quarter ended December 31, 2020, an increase of 51% compared to RMB7,518 million in the same quarter of 2019, primarily due to the increase in volume of orders fulfilled from our fast growing cross-border and international commerce retail businesses.

•                  Local consumer services

Revenue from local consumer services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB8,348 million (US$1,279 million) in the quarter ended December 31, 2020, an increase of 10% compared to RMB7,584 million in the same quarter of 2019, primarily due to an increase in GMV as well as more efficient use of subsidies that is contra revenue.

Cloud computing

Revenue from our cloud computing business in the quarter ended December 31, 2020 was RMB16,115 million (US$2,470 million), an increase of 50% compared to RMB10,721 million in the same quarter of 2019, primarily driven by robust growth in revenue from customers in the Internet and retail industries and the public sector.

Digital media and entertainment

Revenue from our digital media and entertainment segment in the quarter ended December 31, 2020 was RMB8,079 million (US$1,238 million), an increase of 1% compared to RMB8,028 million in the same quarter of 2019. The slight increase was primarily due to the increase in revenue from online games business, largely offset by the decrease in revenue from customer management.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended December 31, 2020 was RMB1,349 million (US$207 million), an increase of 9% compared to RMB1,232 million in the same quarter of 2019.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended December 31,					% of
	2019		2020			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	84,332	52%	121,268	18,585	55%	3%
Product development expenses	11,077	7%	13,607	2,086	6%	(1)%
Sales and marketing expenses	15,800	9%	25,343	3,884	11%	2%
General and administrative expenses	7,415	5%	8,692	1,332	4%	(1)%
Amortization of intangible assets	3,272	2%	3,172	486	2%	0%
Total costs and expenses	121,896	75%	172,082	26,373	78%	3%

Share-based compensation expense:
Cost of revenue	1,685	1%	2,143	329	1%	0%
Product development expenses	3,644	2%	4,022	616	2%	0%
Sales and marketing expenses	961	0%	1,085	166	0%	0%
General and administrative expenses	1,540	1%	1,829	280	1%	0%
Total share-based compensation expense	7,830	4%	9,079	1,391	4%	0%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	82,647	51%	119,125	18,256	54%	3%
Product development expenses	7,433	5%	9,585	1,470	4%	(1)%
Sales and marketing expenses	14,839	9%	24,258	3,718	11%	2%
General and administrative expenses	5,875	4%	6,863	1,052	3%	(1)%
Amortization of intangible assets	3,272	2%	3,172	486	2%	0%
Total costs and expenses excluding share-based compensation expense	114,066	71%	163,003	24,982	74%	3%

Cost of revenue — Cost of revenue in the quarter ended December 31, 2020 was RMB121,268 million (US$18,585 million), or 55% of revenue, compared to RMB84,332 million, or 52% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 51% in the quarter ended December 31, 2019 to 54% in the quarter ended December 31, 2020. The increase was primarily attributable to higher proportion of our direct sales businesses from the consolidation of Sun Art as well as the growth of our Tmall Supermarket and New Retail businesses, which resulted in increased cost of inventory, partly offset by a decrease in delivery costs per order of our local consumer services and a decrease in content costs of our digital media and entertainment segment.

Product development expenses — Product development expenses in the quarter ended December 31, 2020 were RMB13,607 million (US$2,086 million), or 6% of revenue, compared to RMB11,077 million, or 7% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 5% in the quarter ended December 31, 2019 to 4% in the quarter ended December 31, 2020.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended December 31, 2020 were RMB25,343 million (US$3,884 million), or 11% of revenue, compared to RMB15,800 million, or 9% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 9% in the quarter ended December 31, 2019 to 11% in the quarter ended December 31, 2020.  The increase was primarily due to an increase in marketing and promotional spending for user acquisition and retention on our China retail marketplaces.

General and administrative expenses — General and administrative expenses in the quarter ended December 31, 2020 were RMB8,692 million (US$1,332 million), or 4% of revenue, compared to RMB7,415 million, or 5% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 4% in the quarter ended December 31, 2019 to 3% in the quarter ended December 31, 2020.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in the quarter ended December 31, 2020 was RMB9,079 million (US$1,391 million), an increase of 16% compared to RMB7,830 million in the same quarter of 2019. Share-based compensation expense as a percentage of revenue remained stable at 4% in the quarter ended December 31, 2020, as compared to the same quarter last year.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	December 31, 2019		September 30, 2020		December 31, 2020			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	6,587	4%	7,703	5%	7,694	1,179	4%	17%	(0)%
Ant Group share-based awards(2)	347	0%	16,056	10%	542	83	0%	56%	(97)%
Others(3)	896	0%	935	1%	843	129	0%	(6)%	(10)%
Total share-based compensation expense	7,830	4%	24,694	16%	9,079	1,391	4%	16%	(63)%

(1)         This represents Alibaba Group share-based awards granted to our employees.

(2)         This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3)        Others includes share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards remained stable in this quarter compared to the previous quarter.

Share-based compensation expense related to Ant Group share-based awards decreased in this quarter compared to the previous quarter, mainly due to the recognition of an increase in the value of these awards in the previous quarter.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended December 31, 2020 was RMB3,172 million (US$486 million), a decrease of 3% from RMB3,272 million in the same quarter of 2019.

Income from operations and operating margin

Income from operations in the quarter ended December 31, 2020 was RMB49,002 million (US$7,510 million), or 22% of revenue, an increase of 24% compared to RMB39,560 million, or 25% of revenue, in the same quarter of 2019.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 22% year-over-year to RMB68,380 million (US$10,480 million) in the quarter ended December 31, 2020, compared to RMB55,880 million in the same quarter of 2019. Excluding the consolidation of Sun Art, our adjusted EBITDA would have grown 21% year-over-year.

Adjusted EBITA increased 21% year-over-year to RMB61,253 million (US$9,387 million) in the quarter ended December 31, 2020, compared to RMB50,662 million in the same quarter of 2019. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information by Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended December 31,
	2019		2020
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue
	(in millions, except percentages)

Core commerce	58,075	41%	66,637	10,213	34%
Cloud computing	(356)	(3)%	24	3	0%
Digital media and entertainment(1)	(3,400)	(42)%	(1,389)	(213)	(17)%
Innovation initiatives and others(1)	(1,768)	(144)%	(1,992)	(305)	(148)%

(1)         Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

Core commerce segment — Adjusted EBITA increased by 15% to RMB66,637 million (US$10,213 million) in the quarter ended December 31, 2020, compared to RMB58,075 million in the same quarter of 2019, primarily due to an increase in marketplace-based core commerce adjusted EBITA as well as reduced losses for local consumer services business. Marketplace-based core commerce adjusted EBITA increased 10% year-over-year to RMB73,327 million (US$11,238 million). The growth rate of marketplace-based core commerce adjusted EBITA has been decreasing because of our increased strategic investments in certain new businesses within China retail marketplaces.  Our investments in new business initiatives within China retail marketplaces, such as Taobao Deals, Taobao Live, Taobao Short Video and Taobao Grocery, will expand our addressable market in China by enhancing consumer experience and loyalty and increasing penetration into less developed areas.

Adjusted EBITA margin decreased from 41% in the quarter ended December 31, 2019 to 34% in the quarter ended December 31, 2020, primarily due to the consolidation of Sun Art and the increased revenue contribution from our self-operated New Retail and direct sales businesses, in respect of which revenue is recorded on a gross basis, including the cost of inventory.

A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investment in new businesses and the growth of our self-operated New Retail and direct sales businesses.

Cloud computing segment — Adjusted EBITA of RMB24 million (US$3 million) in the quarter ended December 31, 2020 was profitable for the first time, compared to a loss of RMB356 million in the same quarter of 2019, primarily attributable to the realization of economies of scale.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended December 31, 2020 was a loss of RMB1,389 million (US$213 million), compared to a loss of RMB3,400 million in the same quarter of 2019. Adjusted EBITA margin improved to negative 17% in the quarter ended December 31, 2020 from negative 42% in the quarter ended December 31, 2019, primarily due to reduced losses in Youku and increased contribution from our online games business.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended December 31, 2020 was a loss of RMB1,992 million (US$305 million), compared to a loss of RMB1,768 million in the same quarter of 2019, mainly due to our investments in technological research and innovation.

Interest and investment income, net

Interest and investment income, net in the quarter ended December 31, 2020 was RMB40,036 million (US$6,135 million), an increase from RMB17,136 million in the same quarter of 2019. The increase is primarily due to an increase in the net gain arising from increases in the market prices of our equity investments in publicly-traded companies in the quarter ended December 31, 2020. In addition, we recognized a one-time gain of RMB6.4 billion (US$981 million) arising from the revaluation of our previously held equity interests in Sun Art upon our consolidation in the quarter ended December 31, 2020, compared to a one-time gain of RMB10.3 billion recognized in relation to our deconsolidation of AliExpress Russia businesses in the same quarter of 2019.

The above-mentioned gains were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended December 31, 2020 was RMB2,826 million (US$433 million), compared to RMB987 million in the same quarter of 2019. The increase in other income, net was primarily due to the increase in the amount of input VAT super-credit that can be offset against our VAT payable.

Income tax expenses

Income tax expenses in the quarter ended December 31, 2020 were RMB9,194 million (US$1,409 million), compared to RMB8,407 million in the same quarter of 2019.

Our effective tax rate was 10% in the quarter ended December 31, 2020, compared to 15% in the same quarter of 2019. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, as well as deferred tax effects arising from our share of results of equity method investees, our effective tax rate would have been 17% in the quarter ended December 31, 2020.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended December 31, 2020 was a loss of RMB3,601 million (US$552 million), compared to a profit of RMB2,165 million in the same quarter of 2019. Share of results of equity method investees in the quarter ended December 31, 2020 and the comparative periods consisted of the following:

	Three months ended
	December 31, 2019	September 30, 2020	December 31, 2020
	RMB	RMB	RMB	US$
	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	215	4,681	4,796	735
- Others	2,229	987	(100)	(15)
Impairment loss	—	(5)	(7,196)	(1,103)
Dilution gain (loss)	166	(3)	(19)	(3)
Others(1)	(445)	(1,416)	(1,082)	(166)
Total	2,165	4,244	(3,601)	(552)

(1)         Others mainly include amortization of intangible assets of equity method investees and share-based compensation expense related to share-based awards granted to employees of our equity method investees.

We record our share of results of all equity method investees one quarter in arrears. We recorded a share of loss of other equity method investees in the quarter ended December 31, 2020, compared to a share of profit of other equity method investees in the same quarter of 2019, primarily because our share of profit of Suning in the quarter ended December 31, 2019 included a significant one-time gain arising from Suning’s deconsolidation of one of its subsidiaries.  In addition, we recorded an impairment loss of RMB7,196 million (US$1,103 million) in this quarter with respect to certain equity method investees as a result of their prolonged decline in market values against our carrying values.

The COVID-19 pandemic has caused widespread disruption to the economy, and the businesses of our equity method investees may continue to be adversely affected, which could negatively impact our share of results of equity method investees in future periods.

Net income and Non-GAAP net income

Our net income in the quarter ended December 31, 2020 was RMB77,977 million (US$11,950 million), an increase of 56% compared to RMB50,132 million in the same quarter of 2019. The year-over-year increase was mainly due to an increase in the net gain arising from increases in the market prices of our equity investments in publicly-traded companies in the quarter ended December 31, 2020.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP net income in the quarter ended December 31, 2020 was RMB59,207 million (US$9,074 million), an increase of 27% compared to RMB46,493 million in the same quarter of 2019. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended December 31, 2020 was RMB79,427 million (US$12,173 million), an increase of 52% compared to RMB52,309 million in the same quarter of 2019. The year-over-year increase was mainly due to an increase in the net gain arising from increases in the market prices of our equity investments in publicly-traded companies in the quarter ended December 31, 2020.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended December 31, 2020 was RMB28.85 (US$4.42) on a weighted average of 22,021 million diluted shares outstanding during the quarter, an increase of 48% compared to RMB19.55 on a weighted average of 21,393 million diluted shares outstanding during the same quarter in 2019. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per ADS in the quarter ended December 31, 2020 was RMB22.03 (US$3.38), an increase of 21% compared to RMB18.19 in the same quarter of 2019.

Diluted earnings per share in the quarter ended December 31, 2020 was RMB3.61 (US$0.55 or HK$4.29), an increase of 48% compared to RMB2.44 in the same quarter of 2019. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per share in the quarter ended December 31, 2020 was RMB2.75 (US$0.42 or HK$3.27), an increase of 21%, compared to RMB2.27 in the same quarter of 2019.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement.  Each ADS represents eight ordinary shares.

Cash, cash equivalents and short-term investments

As of December 31, 2020, cash, cash equivalents and short-term investments were RMB456,314 million (US$69,933 million), compared to RMB405,912 million as of September 30, 2020. The increase in cash, cash equivalents and short-term investments during the quarter ended December 31, 2020 was primarily due to free cash flow generated from operations of RMB96,210 million (US$14,745 million), partly offset by cash used in investment and acquisition activities of RMB46,852 million (US$7,180 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended December 31, 2020 was RMB103,208 million (US$15,817 million), an increase of 7% compared to RMB96,505 million in the same quarter of 2019. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended December 31, 2020 increased by 23% to RMB96,210 million (US$14,745 million), from RMB78,279 million in the same quarter of 2019, mainly due to our robust profit growth. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended December 31, 2020, net cash used in investing activities of RMB79,712 million (US$12,216 million) primarily reflected (i) cash outflow of RMB46,852 million (US$7,180 million) for investment and acquisition activities, including the acquisition of Sun Art, (ii) an increase in short-term investments by RMB28,433 million (US$4,358 million), as well as (iii) capital expenditures of RMB5,844 million (US$895 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campuses of RMB975 million (US$149 million).

We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

Employees

As of December 31, 2020, we had a total of 252,084 employees, compared to 122,399 as of September 30, 2020.  The increase was primarily due to the consolidation of Sun Art.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong Time) on February 2, 2021.

Details of the conference call are as follows:

International: +65 6713 5330

U.S.: +1 347 549 4094

U.K.: +44 203 713 5084

Hong Kong: +852 3018 8307

China Landline: 800 820 2079

China Mobile: 400 820 6895

Conference ID: 4649348 (English)

Conference ID: 1047169 (simultaneous interpretation in Chinese, listen only mode)

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; same conference ID as shown above).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on February 2, 2021.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

CONTACTS

Investor Relations Contact:

Rob Lin

investor@alibabagroup.com

Media Contacts:

Brion Tingler

brion.tingler@alibaba-inc.com

Cathy Yan
cathy.yan@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba’s business and strategic acquisitions and investments; Alibaba’s expected revenue growth and ability to maintain or grow its revenue or business; Alibaba’s ability to continue to compete effectively and maintain and improve the network effects of its ecosystem; company culture; Alibaba’s ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company; risks associated with expanding our international and cross-border businesses and operations; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; risks associated with the performance of our business partners, including but not limited to Ant Group; privacy and data protection regulations and concerns; and security breaches, and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income, as well as one measure that provides supplemental information on our core commerce segment, namely marketplace-based core commerce adjusted EBITA, in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, adjusted EBITA for core commerce, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets, depreciation of property and equipment, operating lease cost relating to land use rights and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) local consumer services, (ii) Lazada, (iii) New Retail and direct import and (iv) Cainiao Network. Marketplace-based core commerce adjusted EBITA reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces which primarily adopt a marketplace-based approach. By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, marketplace-based core commerce adjusted EBITA enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of investments and goodwill, gain or loss on deemed disposals/disposals/revaluation of investments, gain in relation to the receipt of the 33% equity interest in Ant Group, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and other intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our China retail marketplaces. Prior to April 1, 2020, we also deducted acquisition of licensed copyrights from cash flows from investing activities. After our adoption of ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020, we changed the classification of cash outflows for the acquisition of licensed copyrights from investing activities to operating activities in the consolidated statements of cash flows, prospectively beginning on April 1, 2020. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our China retail marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended December 31,			Nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	161,456	221,084	33,883	395,397	529,894	81,210
Cost of revenue	(84,332)	(121,268)	(18,585)	(209,865)	(295,751)	(45,326)
Product development expenses	(11,077)	(13,607)	(2,086)	(32,493)	(43,934)	(6,733)
Sales and marketing expenses	(15,800)	(25,343)	(3,884)	(38,494)	(56,366)	(8,639)
General and administrative expenses	(7,415)	(8,692)	(1,332)	(20,326)	(27,490)	(4,213)
Amortization of intangible assets	(3,272)	(3,172)	(486)	(9,344)	(9,012)	(1,381)
Impairment of goodwill	—	—	—	(576)	—	—

Income from operations	39,560	49,002	7,510	84,299	97,341	14,918
Interest and investment income, net	17,136	40,036	6,135	80,671	72,683	11,139
Interest expense	(1,309)	(1,092)	(167)	(4,015)	(3,316)	(508)
Other income, net	987	2,826	433	6,259	5,467	838

Income before income tax and share of results of equity method investees	56,374	90,772	13,911	167,214	172,175	26,387
Income tax expenses	(8,407)	(9,194)	(1,409)	(17,934)	(22,229)	(3,407)
Share of results of equity method investees	2,165	(3,601)	(552)	(9,278)	992	152

Net income	50,132	77,977	11,950	140,002	150,938	23,132
Net loss attributable to noncontrolling interests	2,042	1,558	239	6,211	5,006	767

Net income attributable to Alibaba Group Holding Limited	52,174	79,535	12,189	146,213	155,944	23,899

Accretion of mezzanine equity	135	(108)	(16)	(112)	(157)	(24)

Net income attributable to ordinary shareholders	52,309	79,427	12,173	146,101	155,787	23,875

Earnings per share attributable to ordinary shareholders(1)
Basic	2.48	3.67	0.56	7.00	7.21	1.10
Diluted	2.44	3.61	0.55	6.89	7.09	1.09

Earnings per ADS attributable to ordinary shareholders(1)
Basic	19.87	29.36	4.50	55.98	57.68	8.84
Diluted	19.55	28.85	4.42	55.14	56.71	8.69

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	21,058	21,643		20,878	21,608
Diluted	21,393	22,021		21,187	21,969

(1) Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce(1)	141,475	195,541	29,968	342,239	459,781	70,465
Cloud computing(2)	10,721	16,115	2,470	27,799	43,359	6,645
Digital media and entertainment(3)(5)	8,028	8,079	1,238	21,896	23,139	3,546
Innovation initiatives and others(4)(5)	1,232	1,349	207	3,463	3,615	554
Total	161,456	221,084	33,883	395,397	529,894	81,210

(1)                    Revenue from core commerce is primarily generated from our China retail marketplaces, Freshippo, Sun Art, 1688.com, Lazada, AliExpress, Alibaba.com, local consumer services and Cainiao logistics services.

(2)                    Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(3)                    Revenue from digital media and entertainment is primarily generated from Youku, online games business and UCWeb.

(4)                    Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives. Other revenue also includes SME annual fee received from Ant Group and its affiliates.

(5)                     Beginning on April 1, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	51,347	59,513	9,120	118,465	135,599	20,781
Cloud computing	(1,822)	(2,044)	(313)	(5,259)	(7,614)	(1,167)
Digital media and entertainment(1)	(4,094)	(2,387)	(366)	(10,911)	(6,756)	(1,035)
Innovation initiatives and others(1)	(2,722)	(3,454)	(529)	(8,464)	(11,301)	(1,732)
Unallocated	(3,149)	(2,626)	(402)	(9,532)	(12,587)	(1,929)
Total	39,560	49,002	7,510	84,299	97,341	14,918

(1)               Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	58,075	66,637	10,213	137,674	163,832	25,108
Cloud computing	(356)	24	3	(1,235)	(474)	(72)
Digital media and entertainment(1)	(3,400)	(1,389)	(213)	(8,111)	(3,420)	(524)
Innovation initiatives and others(1)	(1,768)	(1,992)	(305)	(5,379)	(7,078)	(1,085)
Unallocated	(1,889)	(2,027)	(311)	(5,640)	(5,019)	(769)
Total	50,662	61,253	9,387	117,309	147,841	22,658

(1)               Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The table below sets forth selected financial information of our operating segments for the nine months ended December 31, 2020:

	Nine months ended December 31, 2020
	Core commerce		Cloud computing	Digital media and entertainment(1)	Innovation initiatives and others(1)	Unallocated(2)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	459,781		43,359	23,139	3,615	—	529,894	81,210

Income (Loss) from operations	135,599		(7,614)	(6,756)	(11,301)	(12,587)	97,341	14,918
Add: Share-based compensation expense	20,177		7,123	2,635	4,156	7,397	41,488	6,359
Add: Amortization of intangible assets	8,056		17	701	67	171	9,012	1,381
Adjusted EBITA	163,832	(3)	(474)	(3,420)	(7,078)	(5,019)	147,841	22,658
Adjusted EBITA margin	36%		(1)%	(15)%	(196)%		28%

	Nine months ended December 31, 2019
	Core commerce	Cloud computing	Digital media and entertainment(1)	Innovation initiatives and others(1)	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	342,239	27,799	21,896	3,463	—	395,397

Income (Loss) from operations	118,465	(5,259)	(10,911)	(8,464)	(9,532)	84,299
Add: Share-based compensation expense	11,074	4,007	1,810	3,022	3,177	23,090
Add: Amortization of intangible assets	8,135	17	990	63	139	9,344
Add: Impairment of goodwill	—	—	—	—	576	576

Adjusted EBITA	137,674	(1,235)	(8,111)	(5,379)	(5,640)	117,309
Adjusted EBITA margin	40%	(4)%	(37)%	(155)%		30%

(1)         Beginning on April 1, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)         Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(3)         Marketplace-based core commerce adjusted EBITA for the nine months ended December 31, 2020 was RMB179,743 million (US$27,547 million). A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of December 31,
	2020	2020
	RMB	RMB	US$
		(in millions)
Assets
Current assets:
Cash and cash equivalents	330,503	312,137	47,837
Short-term investments	28,478	144,177	22,096
Restricted cash and escrow receivables	15,479	16,431	2,518
Equity securities and other investments	4,234	5,847	896
Prepayments, receivables and other assets	84,229	119,134	18,259
Total current assets	462,923	597,726	91,606

Equity securities and other investments	161,329	240,259	36,821
Prepayments, receivables and other assets	57,985	97,357	14,921
Investment in equity method investees	189,632	185,509	28,430
Property and equipment, net	103,387	147,082	22,541
Intangible assets, net	60,947	73,940	11,332
Goodwill	276,782	293,393	44,964
Total assets	1,312,985	1,635,266	250,615

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	5,154	5,272	808
Current unsecured senior notes	—	9,775	1,498
Income tax payable	20,190	28,414	4,354
Escrow money payable	3,014	298	46
Accrued expenses, accounts payable and other liabilities	161,536	224,910	34,469
Merchant deposits	13,640	28,142	4,313
Deferred revenue and customer advances	38,338	61,349	9,402
Total current liabilities	241,872	358,160	54,890

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of December 31,
	2020	2020
	RMB	RMB	US$
	(in millions)

Deferred revenue	2,025	2,723	417
Deferred tax liabilities	43,898	59,031	9,047
Non-current bank borrowings	39,660	38,151	5,847
Non-current unsecured senior notes	80,616	64,501	9,885
Other liabilities	25,263	30,346	4,651
Total liabilities	433,334	552,912	84,737

Commitments and contingencies	—	—	—

Mezzanine equity	9,103	8,443	1,294

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	343,707	388,755	59,579
Treasury shares at cost	—	(773)	(118)
Subscription receivables	(51)	(47)	(7)
Statutory reserves	6,100	7,150	1,096
Accumulated other comprehensive loss	(643)	(19,206)	(2,944)
Retained earnings	406,287	561,181	86,005

Total shareholders’ equity	755,401	937,061	143,611
Noncontrolling interests	115,147	136,850	20,973

Total equity	870,548	1,073,911	164,584

Total liabilities, mezzanine equity and equity	1,312,985	1,635,266	250,615

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net cash provided by operating activities(1)	96,505	103,208	15,817	178,443	207,603	31,817
Net cash used in investing activities(1)	(32,588)	(79,712)	(12,216)	(75,077)	(216,493)	(33,179)
Net cash provided by (used in) financing activities	61,287	(5,685)	(871)	67,886	(188)	(29)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(1,952)	(4,132)	(634)	1,778	(8,336)	(1,278)

Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	123,252	13,679	2,096	173,030	(17,414)	(2,669)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	248,272	314,889	48,259	198,494	345,982	53,024

Cash and cash equivalents, restricted cash and escrow receivables at end of period	371,524	328,568	50,355	371,524	328,568	50,355

(1)         We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	50,132	77,977	11,950	140,002	150,938	23,132
Less: Interest and investment income, net	(17,136)	(40,036)	(6,135)	(80,671)	(72,683)	(11,139)
Add: Interest expense	1,309	1,092	167	4,015	3,316	508
Less: Other income, net	(987)	(2,826)	(433)	(6,259)	(5,467)	(838)
Add: Income tax expenses	8,407	9,194	1,409	17,934	22,229	3,407
Add: Share of results of equity method investees	(2,165)	3,601	552	9,278	(992)	(152)
Income from operations	39,560	49,002	7,510	84,299	97,341	14,918
Add: Share-based compensation expense	7,830	9,079	1,391	23,090	41,488	6,359
Add: Amortization of intangible assets	3,272	3,172	486	9,344	9,012	1,381
Add: Impairment of goodwill	—	—	—	576	—	—
Adjusted EBITA	50,662	61,253	9,387	117,309	147,841	22,658
Add: Depreciation of property and equipment, and operating lease cost relating to land use rights	5,218	7,127	1,093	14,910	19,103	2,927
Adjusted EBITDA	55,880	68,380	10,480	132,219	166,944	25,585

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Adjusted EBITA for core commerce	58,075	66,637	10,213	137,674	163,832	25,108
Less: Effects of local consumer services, Lazada, New Retail and direct import and Cainiao Network	8,296	6,690	1,025	21,107	15,911	2,439
Marketplace-based core commerce adjusted EBITA	66,371	73,327	11,238	158,781	179,743	27,547

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net income	50,132	77,977	11,950	140,002	150,938	23,132
Add: Share-based compensation expense	7,830	9,079	1,391	23,090	41,488	6,359
Add: Amortization of intangible assets	3,272	3,172	486	9,344	9,012	1,381
Add: Impairment of investments and goodwill	4,842	8,436	1,293	24,947	14,205	2,177
Less: Gain on deemed disposals/disposals/ revaluation of investments and others	(17,015)	(37,639)	(5,768)	(15,098)	(69,390)	(10,635)
Less: Gain in relation to the receipt of the 33% equity interest in Ant Group	(2,336)	—	—	(71,561)	—	—
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group	—	—	—	97	—	—
Adjusted for tax effects on non-GAAP adjustments(1)	(232)	(1,818)	(278)	(629)	(484)	(74)

Non-GAAP net income	46,493	59,207	9,074	110,192	145,769	22,340

(1)         Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to certain gains and losses from investments, share-based compensation expense and amortization of intangible assets.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)

Net income attributable to ordinary shareholders — basic	52,309	79,427	12,173	146,101	155,787	23,875
Dilution effect on earnings arising from option plans operated by equity method investees and subsidiaries	(32)	(27)	(4)	(47)	(53)	(8)
Net income attributable to ordinary shareholders — diluted	52,277	79,400	12,169	146,054	155,734	23,867
Add: Non-GAAP adjustments to net income(1)	(3,639)	(18,770)	(2,876)	(29,810)	(5,169)	(792)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	48,638	60,630	9,293	116,244	150,565	23,075

Weighted average number of shares on a diluted basis (million shares)(5)	21,393	22,021		21,187	21,969

Diluted earnings per share(2)(5)	2.44	3.61	0.55	6.89	7.09	1.09
Add: Non-GAAP adjustments to net income per share(3)(5)	(0.17)	(0.86)	(0.13)	(1.40)	(0.24)	(0.04)

Non-GAAP diluted earnings per share(4)(5)	2.27	2.75	0.42	5.49	6.85	1.05

Diluted earnings per ADS(2)(5)	19.55	28.85	4.42	55.14	56.71	8.69
Add: Non-GAAP adjustments to net income per ADS(3)(5)	(1.36)	(6.82)	(1.04)	(11.26)	(1.88)	(0.29)

Non-GAAP diluted earnings per ADS(4)(5)	18.19	22.03	3.38	43.88	54.83	8.40

(1)        See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)        Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(3)        Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustments to net income per ADS is derived from the non-GAAP adjustments to net income per share after adjustment to the ordinary share-to-ADS ratio.

(4)        Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(5)        Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities(1)	96,505	103,208	15,817	178,443	207,603	31,817
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(5,749)	(4,869)	(746)	(20,781)	(30,117)	(4,616)
Less: Acquisition of licensed copyrights(1) and other intangible assets	(5,274)	(15)	(2)	(10,120)	(1,733)	(266)
Less: Changes in the consumer protection fund deposits	(7,203)	(2,114)	(324)	(12,414)	(2,433)	(373)

Free cash flow	78,279	96,210	14,745	135,128	173,320	26,562

(1)         We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020
	(in millions)
Annual active consumers	654	674	693	711	726	742	757	779

Mobile MAUs

The table below sets forth the mobile MAUs on our various mobile apps that access our China retail marketplaces for the periods indicated:

	The month ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020
	(in millions)
Mobile MAUs	721	755	785	824	846	874	881	902